| OMB APPROVAL |
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8-69416 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**NON-CONFIDENTIAL PUBLIC COPY**

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MARBLE TWO CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11766 Wilshire Boulevard, Suite 1230
(No. and Street)

| Los Angeles | California | 90025-6580 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Vijay A. Chevli | +1 (310) 453-5706 | vchevli@innovuscapital.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

| C-94/8, Wazirpur Industrial Area, Main Ring Road, New Delhi, | | Delhi | 110 052 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/10/2009 | 3223 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __Vijay A. Chevli__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Marble Two Capital, LLC__ , as of __December 31, 2022__ , 2_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KRISTEN BEILINSON
Notary Public - California
Los Angeles County
Commission # 2409273
My Comm. Expires Jun 28, 2026

Signature: _____

Title: _____
Manager

_Kristen Beilinson_
Notary Public

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*

# ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles )

On January 23, 2023 before me, Kristen Beilinson, Notary Public
(insert name and title of the officer)

personally appeared Vijay A. Chevli,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.



KRISTEN BEILINSON
Notary Public - California
Los Angeles County
Commission # 2409273
My Comm. Expires Jun 28, 2026

Signature Kristen Beilinson **(Seal)**

*Non-Confidential, Public Copy*

**MARBLE TWO CAPITAL, LLC**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2022



**Mercurius & Associates LLP**
(Formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

## Report of Independent Registered Public Accounting Firm

To the Member of Marble Two Capital, LLC

### Opinion on the Financial Condition

We have audited the accompanying statement of financial condition of Marble Two Capital, LLC (the "Company") and the related notes to the statement. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

*Mercurius & Associates LLP*

**Mercurius & Associates LLP**
(Formerly known as AJSH & Co LLP)
We have served as the Marble Two Capital, LLC's Auditor since 2020.

New Delhi, India
January 23, 2023



<u>MARBLE TWO CAPITAL, LLC</u>
<u>Statement of Financial Condition</u>
<u>December 31, 2022</u>

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 14,357 |
| Other assets | | 0 |
| Total Assets | $ | 14,357 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 0 |
| Member's equity | | 14,357 |
| Total Liabilities and Member's Equity | $ | 14,357 |

The accompanying notes are an integral part of these financial statements.

<u>MARBLE TWO CAPITAL, LLC</u>
<u>Notes to Financial Statements</u>
<u>December 31, 2022</u>

## Note 1 - Organization and Nature of Business

### Business Operations

Marble Two Capital, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under footnote 74 in SEC Release 34-70073.  Pursuant to NASD Rule 1014, the Company's New Member Application was granted by FINRA on June 23, 2015. The Company operates as a Delaware Limited Liability Company.  A member of the Company has limited personal liability for obligations or debts of the entity. The Company was organized in April 2012 and is a member of Financial Industry Regulatory Authority ("FINRA").  The Company's customers are located throughout the United States.

The Company provides investment banking services and merger and acquisition services as well as private placements and does business as Innovus Capital.

## Note 2 - Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

### ASC 606 Revenue Recognition

<u>A. Significant Accounting Policy</u>

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Marble Two Capital, LLC recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by Marble Two Capital, LLC from a customer, are excluded from revenue.

<u>B. Nature of Services</u>

The following is a description of activities, from which Marble Two Capital, LLC generates its revenue, separated by applicable reportable segments, as defined per FINRA Form "Supplemental Statement of Income (SSOI)":

(a) fees earned, which includes fees earned from affiliated entities; investment banking fees; merger and acquisition advisory; account supervision and investment advisory fees; administrative fees; fees earned from customer bank sweep into FDIC insured products or from companies subject to The Investment Company Act of 1940 ("1940 Act") and networking fees from 1940 Act companies; and (b) other revenue.

*Non-Confidential, Public Copy*

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2022

### Investment Banking and M&A Advisory Fees

Revenue from contracts with customers includes commission income and fees from investment banking and mergers and acquisitions ("M&A") services as well as private placement of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission income related to advisory arrangements for investment banking services and M&A services (inclusive of capital raising and M&A advisory services) as well as private placement of securities for private and accredited clients is generally recognized at the point in time that performance under the arrangement is completed (i.e., the closing date of the transaction) or the contract is cancelled (i.e., when earned). One client accounted for 100 percent of total revenues.

### Accounts Receivable

Accounts receivable are stated at the customers' outstanding balances less any allowance for doubtful accounts. Any accounts receivable are evaluated by management as to their collectability on an individual basis prior to an allowance being established.

### Income Taxes

The Company is not subject to federal income taxes; an individual member of the Company is required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns. The State of California has similar treatment, although there exists a provision for a gross receipts tax. Income tax expense for year ended December 31, 2022 is $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities, generally for three years after they are filed.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

<u>MARBLE TWO CAPITAL, LLC</u>
<u>Notes to Financial Statements</u>
<u>December 31, 2022</u>

**Note 3 - Fair Value**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2022.

**Note 4 - Recent Accounting Pronouncements**

There were no new accounting pronouncements relevant for the year ended December 31, 2022 that we believe would have a material impact on our financial position or results of operations.

**Note 5 - Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2022, the Company had net capital of approximately $14,357 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0 percent. The Securities and Exchange Commission permits a ratio of no greater than 15.0 to 1.0.

Capital distributions to a member of the Company can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable a member of the Company to pay federal income taxes on profits, among other purposes.

*Non-Confidential, Public Copy*

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2022

**Note 6 - Possession or Control Requirements**

**Exemption from the SEC Rule 15c3-3**

The Company is solely engaged in two types of business i.e., mergers and acquisitions and private placements. The Company does not carry or hold customer funds or securities, and does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, as discussed in Q&A 8 issued by SEC staff.

The Firm represents that it does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not and will not carry accounts of, or for, customers; and (3) does not, and will not, carry PAB accounts.

**Note 7 - Lease**

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Affiliate.

**Note 8 - Related Party Transactions**

The Company and an affiliate (the "Affiliate") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During fiscal year 2022, the Affiliate provided office space and other expenses to the Company under an expense sharing agreement. During 2022, the Company paid $5,580 to the affiliate under this agreement as detailed below. At December 31, 2022 the Company had a $0 payable to the affiliate.

| | |
|---|---:|
| Legal (Professional fees) | $ 600 |
| Marketing and Entertainment (Other expenses) | 1,200 |
| Office and Administrative (Other expenses) | 1,380 |
| Rent Expense (Other expenses) | 2,400 |
| | $ 5,580 |

**Note 9 - Commitments and Contingencies**

There are no commitments, contingencies, guarantees, litigation, arbitration or other claims as of December 31, 2022.

**Note 10 - Subsequent Events**

Management has reviewed the results of operations for the period of time from its year end December 31, 2022 through January 23, 2023, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

*Non-Confidential, Public Copy*

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2022

*Non-Confidential, Public Copy*

Schedule II

<u>MARBLE TWO CAPITAL, LLC</u>
<u>Computation for Determination of Reserve</u>
<u>Requirements Pursuant to Rule 15c3-3</u>
<u>As of December 31, 2022</u>

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2021. The Company does not have nor ever had any customer accounts.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

*Non-Confidential, Public Copy*

Schedule III

<u>MARBLE TWO CAPITAL, LLC</u>
<u>Information Relating to Possession or Control</u>
<u>Requirements under Rule 15c3-3</u>
<u>As of December 31, 2022</u>

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073. The Company did not, nor will it ever handle customer cash or securities during the year ended December 31, 2021. The Company does not have nor ever had any customer accounts.

[REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]



**Mercurius & Associates LLP**
(Formerly known as AJSH & Co LLP)
LLPIN : AAG-1471

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi – 110052
+91 11 45596689
www.masllp.com
info@masllp.com

**Report of Independent Registered Public Accounting Firm**

To the Member of Marble Two Capital, LLC

We have reviewed Marble Two Capital, LLC's assertions, included in the accompanying Marble Two Capital, LLC's Exemption Report, in which:

(1) Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to mergers & acquisitions, private placements of securities and the Company  1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts {as defined in Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2022, without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R.§240.17a-5 throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*Mercurius & Associates LLP*

**Mercurius & Associates LLP**
(Formerly known as AJSH & Co LLP)

New Delhi, India
January 23, 2023



MARBLE TWO CAPITAL, LLC
Exemption Report Pursuant to Amendments to Rule 17a-5:
Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Marble Two Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (i) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (ii) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers; and

(3) The Company: (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); and (ii) did not carry accounts of or for customers; and (ii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

To the best of my knowledge, I, Vijay A. Chevli, affirm that this Exemption Report is true and correct.

V. Chevli

Vijay A. Chevli, Chief Executive Officer
Marble Two Capital, LLC

January 23, 2023